ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

June 30, 2006

ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

INDEX

      Page No.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Overall Performance

3

Results of Operations

4

Summary of Quarterly Results

5

Liquidity and Capital Resources

6

Notes Payable – Bank

6

Long Term Debt

6

Five-year Maturity Schedule

6

Critical Accounting Estimates

7

Outstanding Share Data

7

Other Information

Litigation

7

Forward Looking Statements

Safe Harbor Statement

8

Drilling Updates

8

Risks

8

Outlook

9

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for six months ended June 30, 2006

(Unaudited)

(Expressed in US Dollars)

THE MANAGEMENT DISCUSSION AND ANALYSIS WAS PREPARED BY MANAGEMENT

AND WAS NOT REVIEWED BY THE COMPANY’S AUDITORS.

Date of the Report:  August 10, 2006

The following discussion should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2005 and the unaudited interim financial statements for the six month periods ended June 30, 2006 and 2005.  Aspen’s financial statements have been prepared using US GAAP.  Aspen’s reserves have been reported in accordance with National Instrument 51-101 guidelines.

This discussion contains certain forward looking statements based on current expectations.  These forward looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward looking statements.  Management has prepared this discussion to help investors understand the financial results of the Company in a broader context.

Aspen is an independent energy company engaged in the acquisition, exploration, development and operation of oil and gas properties with a geographic focus in major oil and gas producing regions in the United States and Canada.  The Company’s head office is located in Calgary, Alberta.

In Canada, Aspen operates through its wholly owned subsidiary Aspen Endeavour Resources Inc. and has properties in Alberta, Saskatchewan and Manitoba, both in an operator and non-operator position.  The primary areas of operation are Taber and Namaka, Alberta and the Daly field in Manitoba.

OVERALL PERFORMANCE

In the first half of 2006, the Company incurred losses of $1.4 million and had negative cash flow of $403 thousand.  The oil and gas production declined by 14% but with the strong commodity prices of the first half the Company’s oil and gas sales revenue increased by 3%.  The sales of Aspen’s US subsidiary company, United Cementing & Acid Company, increased by 87% this six month period compared to the same period in 2005.  With the high cost of field operations and water disposal fees, Aspen’s oil and gas operations still remained unprofitable.  Subsequent to June 30, 2006, the Company completed a water disposal well in the Daly, Manitoba field, which is expected to reduce future operating, costs.

During the quarter ending June 30, 2006 the Company drilled five horizontal oil wells in the Daly, Manitoba field and subsequent to June 30, 2006 the Company has drilled an additional horizontal oil well in the same field along with a water disposal well.  All six oil wells are capable of production and as of the date of this report, four are currently on production.  With the completion of the water disposal well and the expected new production from the Daly field, management anticipates the Company will significantly improve its operating results.

The Company has financed a portion of these drilling costs by selling some of its existing non-core properties for proceeds of $2.1 million, which represented 66 barrels of oil per day and will use available bank debt to help fund the drilling project.

The Company had an accumulated deficit of $58.1 million and a working capital deficiency of $537 thousand as at June 30, 2006.  During this period the Company renewed its line of credit for $900 thousand.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for six months ended June 30, 2006

(Unaudited)

(Expressed in US Dollars)

OVERALL PERFORMANCE (continued)

Over the past 36 months, oil prices have increased by an estimated 139% creating significant demand for drilling rigs and service equipment.  In addition to reduced availability, the higher sustained prices and subsequent demand have also caused a considerable increase in costs throughout the entire oil and gas service industry.  In fiscal 2006, drilling in the Daly field was delayed due to the inability to contract a drilling rig until April of 2006.  These conditions are expected to continue for the foreseeable future.

RESULTS OF OPERATIONS

Results of Operations – Three Months

Three Months Fiscal 2006 and Three Months 2005

During the three months ended June 30, 2006, Aspen had a net loss of $820,575 compared to a net loss of $777,824 for the three month period ended June 30, 2005.  The increased loss was due to an increase in depletion.  From continued operations the loss before interest, taxes, depreciation and other was $283,499 compared to a $469,683 loss for the three months ended June 30, 2005.

Production decreased with the continuing operations in Canada.  Average production for the three months ended June 30, 2006 averaged 185 BOE per day in the 2nd quarter of the year representing a decrease of 23% from the 2nd quarter of 2005 of 240 BOE per day.  The decrease is due to disposing 66 BOE per day in the 2nd quarter.  The production mix in the 2nd quarter of 2006 was 74% gas and 26% oil compared to 64% gas and 36% oil in the 2nd quarter of 2005.

From continued operations, gross revenues decreased to $769,307 during the three months ended June 30, 2006, compared to $813,553 during the three months ended June 30, 2005, a decrease of 5.4%.  The decrease in gross revenues is attributable to the disposition of non-core producing oil and gas properties in Canada.

General and administrative expenses decreased approximately 35% to $537,415 during the three months ended June 30, 2006 from the same period to June 30, 2005, due to the reduction in legal expenses.

Interest and financing expenses have also decreased due to the decrease in average bank debt that the Company had in the quarter ended June 30, 2006.

Results of Operations – Six Months

Six Months Fiscal 2006 and Six Months 2005

During the six months ended June 30, 2006, Aspen had a net loss of $1,376,043 compared to a net loss of $1,728,569 during the six months ended June 30, 2005.  From continued operations the loss before interest, taxes, depreciation and other was $391,731 for the six months ended June 30, 2006 compared to $686,465 for the six months ended June 30, 2005.

Production decreased with the continuing operations in Canada.  Average production for the six months ended June 30, 2006 averaged 223 BOE per day in the 1st half of the year representing a decrease of 13.6% from the 1st half of 2005 of 258 BOE per day.  The production mix in the 1st half of 2006 was 63% gas and 37% oil compared to 63% gas and 37% oil in the 1st half of 2005.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for six months ended June 30, 2006

(Unaudited)

(Expressed in US Dollars)

RESULTS OF OPERATIONS (continued)

From continued operations, gross revenues increased to $1,892,543 during the six months ended June 30, 2006, compared to $1,537,472 during the six months ended June 30, 2005, an increase of 23%.  The increase in gross revenues is mostly attributable to an increase in revenues from United Cementing & Acid Company of $286,206 and a marginal sales increase due to commodity prices.

General and administrative expenses decreased approximately 16.7% to $1,186,425 during the six months ended June 30, 2006 from the same period ended June 30, 2005.  The decrease is attributable to a decrease in legal expenses.

Interest and financing expenses have decreased due to the decrease in average bank debt.

SUMMARY OF QUARTERLY RESULTS

Period	Revenues	Loss from Operations	Loss per share Basic	Loss per share Diluted
Three months ended June 30, 2006	$769,307	$814,349	$0.01	$0.01
Three months ended March 31, 2006	$1,123,236	$550,049	$0.01	$0.01
Three months ended December 31, 2005	$1,255,814	$1,559,839	$0.02	$0.02
Three months ended September 30, 2005	$1,152,018	$896,979	$0.01	$0.01
Three months ended June 30, 2005	$813,553	$777,824	$0.01	$0.01
Three months ended March 31, 2005	$723,919	$935,923	$0.01	$0.01
Three months ended December 31, 2004	$869,951	$1,476,753	$0.02	$0.02
Three months ended September 30, 2004	$892,786	$1,415,985	$0.02	$0.02

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for six months ended June 30, 2006

(Unaudited)

(Expressed in US Dollars)

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2006, Aspen had a working capital deficit of $536,847 compared to working capital of $368,030 at December 31, 2005.  The Company expects it will finance its future development activities with cash flow, working capital and further bank debt.

Notes Payable - Banks
		December 31
The following is a summary of notes payable – bank at June 30, 2006	2006	2005

Revolving $856,800 production loan, repayable in equal monthly installments of $64,300 commencing April 1, 2006 bearing interest at bank prime plus 1.5% which is secured by petroleum and natural gas properties	$89,690	$-
	$89,690	$-

Line of Credit

A subsidiary obtained a line of credit from a bank with a $50,000 credit limit. The interest rate is at the bank’s prime rate plus 1%.	50,000	-
	$139,690	$-

Long Term Debt
		December 31
The following is a summary of long-term debt at June 30, 2006	2006	2005

$241,263 property loan, payable in monthly installments of $3,713 which includes interest at 7.5% through November 2008 thereafter, Wall Street money rate plus .5% to November 2012, secured by real estate	$229,830	$239,723

Other	12,754	17,178
	$242,584	$256,901

Less – current portion	(31,766)	(31,770)

Total long term debt, less current maturities	$210,818	$225,131

Five-year Maturity Schedule

Long-term debt is due as follows:  2006 - $27,453; 2007 - $29,691; 2008 - $31,996; 2009 - $34,480; 2010 - $37,156; thereafter - $91,808.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for six months ended June 30, 2006

(Unaudited)

(Expressed in US Dollars)

CRITICAL ACCOUNTING ESTIMATES

Measurement Uncertainty

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses.  Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements.  Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion and depreciation, asset retirement obligations and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves.  By their nature, these estimates of reserves, costs and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

OUTSTANDING SHARE DATA

The Company has an authorized capital of an unlimited number of common shares without par value.  At August 9, 2006 there were 74,763,037 common shares issued and outstanding.

At June 30, 2006 the following options were outstanding:

Options	Date Granted	Number of common shares	Price per Share	Expiry Date
Directors	June 22, 2004	800,000	$0.40	June 22, 2009
Directors	June 21, 2006	150,000	$0.50	June 21, 2011
Officers	June 22, 2004	200,000	$0.40	June 22, 2009
Officers	January 1, 2006	500,000	$0.30	January 1, 2011

OTHER INFORMATION

Litigation

The Company and its subsidiaries, in the normal course of operations, are sometimes named as defendants in litigation.  The nature of these claims is related to disputes arising from services provided by outside contractors or for delinquent payments.  The Company does not expect that the results of any of these proceedings will have a material adverse effect on the Company’s financial position.

The Company and its subsidiaries are also involved in lawsuits with former officers, former directors, former shareholders and entities owned or controlled by these parties and certain other parties with whom the Company may have had business relationships.  Allegations against the Company include liabilities for guarantees, promissory notes, unpaid compensation and violations of employment contracts, failure to pay royalties and Canadian income tax reassessments due to flow-through share transactions.  The Company is vigorously defending these actions and in certain cases has filed counter suits against these parties.  The Company is unable to predict the outcome of these matters, but does not believe, based upon currently available facts, that the ultimate resolution of such matters will have a material adverse effect on the consolidated financial statements of the Company.

FORWARD LOOKING STATEMENTS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Certain statements in this filing, and elsewhere (such as in other filings by Aspen Group Resources Corporation with the Commission, press releases, presentations by Aspen Group Resources Corporation or its management and oral statements) constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aspen Resources Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.  Such factors include, among other things, (i) significant variability in Aspen’s quarterly revenues and results of operations as a result of variations in the Aspen's production in a particular quarter while a significant percentage of its operating expenses are fixed in advance, (ii) changes in the prices of oil and gas, (iii) Aspen's ability to obtain capital and (iv) other risk factors commonly faced by small oil and gas companies.

Drilling Updates

On July 31, 2006, the Company announced that six horizontal wells have been drilled and cased since April 2006 on its acreage in the Daly field in Manitoba, as part of a phased development program.  Wells one through five were drilled in an eastern section of Aspen’s acreage to further define the geological characteristics of the Upper Lodgepole, Middle Daly and Bakken zones.  The sixth well was drilled in the southern area of Aspen’s acreage and targeted the Middle Daly zone.  Completion and production testing of the six wells is ongoing.  Aspen moved the contracted drilling equipment to drill a seventh well, the tenth well drilled over all by Aspen since inception of the Manitoba drilling program.  This well is a vertical water disposal well and was drilled from the same pad as the first two wells that were drilled in the program.  The drilling rig was released to another operator for two months.

Risks

The principal business of the Company is exploring for, developing and producing oil and natural gas.  As such, it is exposed to a number of risks and uncertainties that are common to other companies in the same industry.

Aspen’s future success depends on its ability to find, develop or acquire oil and gas reserves that are economically recoverable.  Exploration and development drilling may not result in commercially productive reserves.  Successful acquisitions require an assessment of a number of factors, many of which are uncertain.  These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs , potential environmental and other liabilities.  Such assessments are inexact and their accuracy is inherently uncertain.

Oil and gas drilling and producing operations are subject to many risks including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases and other occurrences or accidents which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, interruption of business, regulatory investigations and penalties and liability to third parties.

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for six months ended June 30, 2006

(Unaudited)

(Expressed in US Dollars)

Risks (continued)

This business is capital intensive.  Presently, the only source for additional funds to fully develop the projects undertaken by the Company is the equity market.  Complementary debt finance will only be available upon the proving of economic production from reserves.  Although the Corporation was successful in accessing the equity markets during fiscal 2004 and 2005, there are no assurances that Aspen will be successful in the future or that such sources of capital will be available.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction or curtailment in production, all of which could have a material adverse impact on the Company.

The oil and gas industry is highly competitive in all aspects of the business, including the acquisition of properties, the exploration for and development of new sources of supply and the marketing of current production.  A number of the Company’s competitors have financial and other resources substantially in excess of those available to the Company.

Outlook

After the scheduled break in drilling, Aspen plans to continue its drilling program on the acquired acreage.  Two of the first three wells drilled last October in the first phase of drilling are oil productive.  They are currently constrained due to the mechanical limitations of disposing large volumes of water.  Once the water disposal well is operable, these two wells will be placed on production with much higher rates of oil volumes anticipated and lower water handling and operating costs.

The two month break in drilling will provide Aspen additional time to establish a production profile for the area.  It will also allow the participants to identify the best targets for future drilling and to optimize the development of the Company’s lands.  Aspen has over 3,000 acres in the Daly field that presents significant opportunities to utilize horizontal drilling to find and produce oil from a proven reservoir.

Additional information relating to the Company may be accessed by visiting the SEDAR website at www.sedar.com